SAMSUNG ELECTRONICS

02 NOV 13 AM 9:36

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

02060290

November 11, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) miknad@samsung.co.kr

SEC Develops MCP Bonder

November 11, 2002

Multi-MCP Bonder

- Enables more than two chips to be mounted on a single substrate using different bonding methods
- Shortens the MCP bonding process from 1.4 seconds to 1 second

SEC has developed the world's first Multi-Chip Package Bonder that uses both epoxy type and tape type bonding methods. The MCP Bonder was developed at the SEC Mecatronics Center. By using two bonding methods in mounting more than two chips (eight chips maximum) on a single substrate, the time needed in applying the epoxy molding compound between chips is reduced by 30% compared to that of other bonders.